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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 1)

                          MARTIN MARIETTA CORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                                $1.00 PAR VALUE
                        (Title of Class of Securities)

                                  572900 10 8
                                (CUSIP Number)

                           GENERAL ELECTRIC COMPANY
                      (Name of Persons Filing Statement)

                           BENJAMIN W. HEINEMAN, JR.
                           GENERAL ELECTRIC COMPANY
                             3135 Easton Turnpike
                              Fairfield, CT 06431
                            Tel. No.: 203-373-2492
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                                August 29, 1994
                    (Date of Event which Requires Filing of
                                this Statement)

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      GE hereby amends and supplements its Statement on Schedule 13D filed on
April 12, 1993 (the "Original Statement") with respect to the common stock, $1.00 par value per share, of Martin Marietta Corporation as set forth in this Amendment No. 1.

      Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.



Item 6.  Contracts, Arrangements, Understandings or
         ------------------------------------------
         Relationships with Respect to Securities
         ----------------------------------------
         of the Company
         --------------

      The response set forth in Item 6 of the Original Statement is hereby incorporated by reference and is amended and supplemented by the following:

      On August 29, 1994, the Company, GE and Parent Corporation ("Parent") entered into a Reconfiguration Agreement and an Agreement as to tax matters. These agreements were signed in contemplation of the transactions set forth in the Agreement and Plan of Reorganization dated as of August 29, 1994 (the "Reorganization Agreement") among the Company, Lockheed Corporation and Parent, providing for a combination of the businesses of the Company and Lockheed. Such transactions would include a conversion of the Company preferred stock held by GE into preferred stock of Parent.

      The agreements with GE referred to above, among other matters, (i) commit GE's management to support the proposed combination and to recommend to GE's Board of Directors that (a) GE's preferred stock of the Company be voted in favor of such transactions and (b) GE not assert any appraisal or dissenter's rights in connection with such transactions; (ii) place restrictions on GE's disposition of securities of the Company or Parent; (iii) upon consummation of the transactions contemplated by the Reorganization Agreement, modify the existing Standstill Agreement such that it will apply to Parent; and (iv) protect GE against unfavorable tax consequences that it might incur as a result of the foregoing.

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      The terms of the GE agreements are incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference to the copies thereof attached hereto.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

      The response set forth in Item 7 of the Original Statement is hereby incorporated by reference and is hereby amended and supplemented by the following:

         Exhibit 99(c) Reconfiguration Agreement dated August 29, 1994 among GE, the Company and Parent Corporation

         Exhibit 99(d) Agreement as to tax matters dated August 29, 1994 among GE, the Company and Parent Corporation



                                  SIGNATURES



      After reasonable inquiry and to the best knowledge and belief of the undersigned. the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: September 1, 1994



                              GENERAL ELECTRIC COMPANY



                              By: Benjamin W. Heineman, Jr.
                                  ---------------------------------
                                  Senior Vice President, General
                                  Counsel and Secretary